(As filed July 12, 2000)
                                                             File No. 70 -[    ]
                                                                           ----
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                                   REGENCO LLC
                          6609-R West Washington Street
                           West Allis, Wisconsin 53214

           (Names of companies filing this statement and addresses of principal executive offices)

               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                 (Name of top registered holding company parent)

              ----------------------------------------------------

                                Edward M. Gleason
                         Vice President - Treasurer and
                               Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192
                     (Name and address of agent for service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     Barbara J. Swan, General Counsel             William T. Baker, Jr., Esq.
       Alliant Energy Corporation                  Thelen Reid & Priest LLP
       222 West Washington Avenue                    40 West 57th Street
      Madison, Wisconsin 53703-0192                New York, New York 10019

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1  Background. Alliant Energy Corporation ("Alliant Energy") is a
          ----------
registered holding company under the Public Utility Holding Company Act of 1935 (the "Act").1 Its direct and indirect public utility subsidiaries are: Wisconsin Power & Light Company ("WP&L"), South Beloit Water, Gas and Electric Company, IES Utilities Inc. ("IES") and Interstate Power Corporation ("IPC") (collectively the "Operating Companies"). Together, the Operating Companies provide service to approximately 919,000 electric and 393,000 gas utility customers in portions of Wisconsin, Iowa, Minnesota and Illinois. The Operating Companies own and operate all or portions of 31 electric generating plants in Wisconsin, Iowa and Minnesota having a combined generating capacity of more than 5,200 MW.

     Alliant Energy's non-utility subsidiaries include Alliant Energy Resources, Inc. ("AER"), which serves as the holding company for many of Alliant Energy's non-utility subsidiaries. AER owns all of the issued and outstanding common stock of Alliant Energy Investments, Inc. (formerly IES Investments, Inc.), which, in turn, owns all of the outstanding common stock of Heartland Energy Services, Inc. ("HESI"), which currently has no business operations.2 On November 16, 1999, HESI acquired 301.508 (representing 30.15%) of the Class A Units of ReGENco LLC ("ReGENco"), a Wisconsin limited liability company, for an initial investment of $1,083,333.33, and entered into a subscription agreement to acquire 666.667 (representing 66.66%) of the Class B Units of ReGENco for an


------------------------
1    See WPL Holdings, et al., Holding Co. Act Release No. 26856 (April 14,
     --- -------------------
     1998) (the "Merger Order").

2 HESI was previously engaged in marketing electricity and natural gas throughout the United States but transferred those operations to other affiliates of WPL Holdings, Inc. (now called Alliant Energy) prior to the date of the Merger Order. See Merger Order, Appendix A, n.4.
                               --- ------------


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


additional investment of $1,666,666.67.3 The other investors in ReGENco include WITECH Corporation, a non-utility subsidiary of Wisconsin Energy Corporation, an exempt holding company, and several private investors.

     1.2  Description of ReGENco and its Business. ReGENco was formed to
          ---------------------------------------
fill the need in the Midwest for turbine-generator services that was created by the recent decision of Siemens-Westinghouse Power Corp. to close its facility in West Allis, Wisconsin, near Milwaukee. ReGENco provides turbine and generator repair/upgrade services and related project management and engineering services to utilities and other customers with an emphasis on the Midwest market. In addition, through strategic alliances with other companies, ReGENco intends to offer a full line of integrated project management, product and service engineering and servicing for the turbine and generator market on a national scale. It is the goal of the founding members of ReGENco to promote competition in the Midwest for turbine and generator repair/upgrade services.

     Specifically, ReGENco provides all of the following turbine repair/upgrade services: blade inspection and analysis; blade repair and replacement; diaphragm repair; rotor and casing repair; valve repair; combustor and transition piece repair (gas turbine only); field inspection and overhaul; non-destructive examination (e.g., ultrasonic) and condition assessment; and field alignment and balance. Generator repair/upgrade services offered by ReGENco include: rotor and stator repairs and rewinds; replacement/repair of retaining rings; high-speed rotor balance; non-destructive examination and evaluation; and inspection and testing.


------------------------
3 ReGENco is an "energy-related company" within the meaning of Rule 58(b)(1), and specifically category (vii) thereof. Alliant Energy's initial investment in the Class A Units of ReGENco was reported on Form U-9C-3 for the period ended December 31, 1999. See File No. 074-00037.


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



     ReGENco is currently leasing a portion of the former Siemens-Westinghouse Power Corp. facility in West Allis, Wisconsin, from an entity controlled by one of the private investors in ReGENco. This facility is located in close proximity to many of the Operating Companies' power plants. The proximity of a repair facility to a generating station can be an important consideration in terms of reducing the average length of a plant outage for turbine or generator repair/upgrade services, and can also reduce the risk of loss or damage to equipment associated with long-distance shipment. If the Operating Companies did not have access to the ReGENco facility, they would in many cases be forced to ship generator and turbine components to similar repair facilities located outside the Midwest market.

     1.3  Management of ReGENco. Under its operating agreement, the
          ---------------------
management of ReGENco is vested exclusively in an Advisory Board, which is appointed by the holders of the Class A Units. The Advisory Board is made up of seven individuals, of whom two are selected by HESI. The vote of a majority of the members of the Advisory Board (i.e., four advisors) is required for consent or approval of any action taken by the Advisory Board. Among its other powers, the Advisory Board appoints the officers of the company who are, subject to certain restrictions, responsible for the day-to-day conduct of the business of ReGENco. The Chairman of the Advisory Board is a vice president of WP&L. The President and Chief Executive Officer of the company was previously part of the Siemens-Westinghouse Power Corp. management team.

     1.4  Specific Authorization Requested. In this proceeding, ReGENco, a
          --------------------------------
"subsidiary company," within the meaning of Section 2(a)(8) of the Act, of Alliant Energy, is requesting approval pursuant to Section 13(b) of the Act to provide turbine and generator repair/upgrade services to the Operating Companies at market-based prices, as determined through competitive bid procedures


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


mandated by each of the four state public service commissions in the Operating Companies' service area. Specifically, before entering into any purchase order with ReGENco, an Operating Company must seek competitive quotes from one or more unaffiliated vendors of similar services (e.g., General Electric).

          Services to all customers (including the Operating Companies) will be provided by ReGENco pursuant to terms and conditions set forth in standard master agreements for equipment repair and/or for engineering services. See Exhibits B-1 and B-2 hereto. The scope of work will be as set forth in individual purchase orders, and the terms of payment will be as set forth in rate sheets that are attached to each standard agreement. The rate sheets list standard labor dollars that will be applied to different categories of work (e.g., shop repair for generators or turbines, machining, field service, etc.). The rates used for affiliate work will be no higher than the rates ReGENco will offer non-affiliates.

ITEM 2.   FEES COMMISSIONS AND EXPENSES.
          -----------------------------

     The estimated fees, commissions and expenses to be incurred in connection with the filing of this Application-Declaration are $5,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     ReGENco's request to provide services to the Operating Companies at market prices is subject to Section 13(b) of the Act and Rules 54, 87, 90 and 91 thereunder. Section 13(b) provides that:

     "[I]t shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate


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


     in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly, and equitably allocated among such companies. This provision shall not apply to such transactions as the Commission by rules and regulations or order may conditionally or unconditionally exempt as being necessary or appropriate in the public interest or for the protection of investors or consumers, if such transactions (1) are with any associate company which does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public-utility company operating within the United States, or (2) involve special or unusual circumstances or are not in the ordinary course of business."

     Although Section 13(b) generally requires that intrasystem service, sales and construction contracts for the provision of services, construction work and goods be performed "at cost," as determined in accordance with Rules 90 and 91, the Commission has recognized, most recently in Entergy Corporation, et al.,
                                                --------------------------
Holding Co. Act Release No. 27040 (June 22, 1999) ("Entergy"), that Section 13(b) provides it with flexibility to exempt from the "at cost" requirement of
Section 13(b) transactions that involve "special or unusual circumstances and not in the ordinary course of business."

     In Entergy, the Commission authorized the operating public utility subsidiaries of Entergy Corporation to charge for services rendered to non-utility associate companies an amount equal to "cost" plus 5%. The Commission indicated that its decision to grant the exemption was influenced, among other things, by the actions of state regulatory commissions having jurisdiction over Entergy Corporation's operating utilities in approving a comprehensive settlement agreement that required cost-plus pricing for any services rendered to non-utility associate companies. In contrast, the present case involves the rendering of services by a non-utility subsidiary of Alliant Energy to any of the Operating Companies at market-based prices. However, this distinction does not appear to be critical in determining whether it is appropriate to grant an exemption under Section 13(b). In fact, in Entergy, the Commission cited instances in which non cost-based pricing had previously been authorized in cases involving sales of goods or services to regulated utility associate companies.4

     The Commission has also promulgated rules that exempt specified kinds of transactions from the "at cost" requirement of Section 13(b). For example, Rule 81 exempts from the provisions of Section 13 the sale of water, telephone service, transportation, or similar commodity or service the sale of which is "normally subject to public regulation," provided that "comparable services, construction or goods are offered to customers other than associate companies on terms which are comparable having due regard to any differences of quality or quantity." Likewise, Rules 90(d)(1) and 92(b), read together, exempt from the "at cost" requirement any sale of "goods produced by the seller" to an associate company, provided that the price charged does not exceed "the price at which the purchaser might reasonably be expected to obtain comparable goods elsewhere, or to furnish them itself, giving due regard to quality, quantity, regularity of supply, and other factors entering into the calculation of a fair price."

     Although neither Rule 81 nor Rule 90(d)(1) (as limited by Rule 92(b)) apply in the specific circumstances of this case, the policy considerations underlying those exemptions would seem to support the grant of the exemption herein requested. Clearly, both rules were intended to permit non-utility subsidiaries of registered holding companies to engage in specified types of business transactions with both associate and non-associate companies on market-based pricing terms under circumstances in which comparability of price and quality of service can be assured. The Commission clearly recognized that, under such circumstances, public utility subsidiaries will not be subjected to excessive


------------------------
4    See Entergy, n. 21.


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


charges for services or goods in transactions with associate companies resulting from "an absence of arm's-length bargaining or from restraint of free and independent competition." (See Section 1(b)(2) of the Act).

     In the present case, the terms and conditions under which ReGENco will do business will assure comparable treatment of affiliates and non-affiliates alike. As described in Item 1, this will include the use of standard contracts and the use of standard rate sheets for similar work performed for all customers. In addition, as required by each of their state public service commissions, the Operating Companies will request competitive bids from third-party vendors for all generator and turbine repair work on which ReGENco makes a proposal. An Operating Company will not contract with ReGENco in any case in which the terms proposed by ReGENco are not the most favorable.

     In this case, there are other considerations present that warrant the grant of an exemption under Section 13(b) to ReGENco. First, it is anticipated that the Operating Companies will account for no more than 10% of ReGENco's overall operations on an ongoing basis. Hence, this is not a case in which the success of a non-utility subsidiary is dependent upon revenues from associate companies. Second, the presence of ReGENco as a supplier to the Operating Companies will promote rather than limit or reduce competition for generator and turbine repair/upgrade services. As indicated, with the closure of the Siemens-Westinghouse Power Corp. facility in West Allis, Wisconsin, the Operating Companies now have limited options available to them in procuring services of the type that ReGENco is capable of providing. Third, because of the substantial investment in ReGENco by third parties, ReGENco could not and would not agree to limit its charges to the Operating Companies (or to any customer, for that matter) to its "cost" as determined under Rules 90 and 91, since "cost"


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


would not adequately compensate ReGENco for business risks it will undertake. In this regard, under "at cost" based service arrangements between associate companies in a registered holding company system, the service provider (for example, a subsidiary service company) typically does not provide warranties or back its performance with liquidated damages or other financial penalties or agree to accept any significant business risks associated with its performance of services or the products it sells. In contrast, vendors of construction or maintenance services in the competitive marketplace usually accept these risks. (For example, see section 7 (Warranty) of the standard form of Agreement for Equipment Repair). A vendor who provides warranties and/or performance guaranties would not be adequately compensated for the business risks taken if it were limited to charging "cost." The element of risk taken by the seller of goods or services is one that the Commission has considered in granting exemptions under Section 13(b). See New England Electric System, et al., Holding
                                --- ----------------------------------
Co. Act Release No. 22309 (December 9, 1981). Thus, if ReGENco were limited to "cost" in what it charges the Operating Companies, the likely result is that it would simply decline opportunities to provide any services to the Operating Companies.

     Further, any costs incurred by an Operating Company for the repair or refurbishment of any of its electrical generating equipment will be subject to review by the Federal Energy Regulatory Commission ("FERC") and the public service commission or commissions having jurisdiction over its retail rates. The grant of an exemption under Section 13(b) in this case will not affect the authority of FERC or any state commission over rates or prescribe what should be allowed in rates of any Operating Company for costs incurred for turbine and generator repair or refurbishment.5 Thus, to the extent that charges by ReGENco


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


are determined to be excessive, such commissions may disallow recovery thereof in rates.

     Rule 54 Analysis. The transactions proposed herein are also subject to
     ----------------
Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

     Alliant Energy is in compliance with all requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at March 31, 2000 was $199 million, or about 17% of Alliant Energy's "consolidated retained earnings" ($1,143 million for the four quarters ended March 31, 2000 as defined in Rule 53(a)(1)(ii) and including Alliant Energy's accumulated other comprehensive income). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Operating Companies' personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is by its terms inapplicable, as the proposed transaction does not involve the issuance of securities to finance an investment in any EWG.


------------------------
5    See New England Electric System, n. 3.


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


ITEM 4.   REGULATORY APPROVAL.
          -------------------

     The Public Service Commission of Wisconsin ("PSCW") has approved the provision of services by ReGENco to WP&L. Copies of the application to and order of the PSCW will be filed by amendment as Exhibits D-1 and D-2. In addition, IPC has filed or will file applications with the Public Utilities Commission of Minnesota and the Illinois Commerce Commission seeking approval for the proposed service agreements. Copies of the applications to and orders of those commissions will be filed by amendment as Exhibits D-3 through D-6. IES does not require the prior approval of the Iowa Utilities Board ("IUB") to enter into an agreement with ReGENco. However, the IUB has the authority to review and, if appropriate, disallow costs incurred by IES with affiliated interests. No other state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.
          ---------

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable and to issue an order approving the proposal contained herein as soon as practicable after the notice period. The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


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


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     (a)  Exhibits
          --------

          A    Not applicable.

          B-1  Standard Terms for Agreement for Equipment Repair.

          B-2  Standard Terms for Agreement for Engineering Services.

          C    Not applicable.

          D-1  Application of WP&L to the Public Service Commission of
               Wisconsin. */
                          -
          D-2  Order of the Public Service Commission of Wisconsin. */
                                                                    -
          D-3  Application of IPC to the Minnesota Public Service Commission. */
                                                                              -
          D-4  Order of the Minnesota Public Utilities Commission. */
                                                                   -
          D-5  Application of IPC to the Illinois Commerce Commission. */
                                                                       -
          D-6  Order of the Illinois Commerce Commission. */
                                                          -
          E    Not applicable.

          F    Opinion of Counsel. */
                                   -
          G    Not applicable.

          H    Form of Federal Register Notice.

               */  To be filed by amendment
               -

     (b)  Financial Statements.
          --------------------

          Not applicable.


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this


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


Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION

                                        By:  /s/ Edward M. Gleason
                                           ------------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Vice President - Treasurer and
                                               Corporate Secretary


                                        REGENCO LLC

                                        By:  /s/ John C. Bobrowich
                                           ------------------------------------
                                        Name:  John C. Bobrowich
                                        Title: President and CEO

Date:  July 12, 2000


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